UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                            (Amendment No. ______) *


                         Scientific Learning Corporation
             -------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, par value $0.001
             -------------------------------------------------------
                         (Title of Class of Securities)


                                    808760102
             -------------------------------------------------------
                                 (CUSIP Number)


                                 August 22, 2009
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     [ ] Rule 13d-1(b)

     [X] Rule 13d-1(c)

     [ ] Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the ACT but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 9 pages

CUSIP No. 808760102
--------------------------------------------------------------------------------
1.   Names of Reporting Persons.     John H. Lewis
     I.R.S. Identification Nos. of above persons (entities only).
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [ ]
     (b) [X]
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization     United States
--------------------------------------------------------------------------------
Number of                  5.  Sole Voting Power                         500
Shares Bene-               -----------------------------------------------------
ficially owned             6.  Shared Voting Power                       956,007
by Each                    -----------------------------------------------------
Reporting                  7.  Sole Dispositive Power                    500
Person With:               -----------------------------------------------------
                           8.  Shared Dispositive Power                  956,007
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person    956,507
--------------------------------------------------------------------------------
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)    5.3%
--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)    HC, IN
--------------------------------------------------------------------------------

                                Page 2 of 9 pages

CUSIP No. 808760102
--------------------------------------------------------------------------------
1.   Names of Reporting Persons.     Osmium Partners, LLC
     I.R.S. Identification Nos. of above persons (entities only).
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [ ]
     (b) [X]
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization     Delaware
--------------------------------------------------------------------------------
Number of                  5.  Sole Voting Power                         0
Shares Bene-               -----------------------------------------------------
ficially owned             6.  Shared Voting Power                       956,007
by Each                    -----------------------------------------------------
Reporting                  7.  Sole Dispositive Power                    0
Person With:               -----------------------------------------------------
                           8.  Shared Dispositive Power                  956,007
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person    956,007
--------------------------------------------------------------------------------
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)    5.3%
--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)    IA, OO
--------------------------------------------------------------------------------

                                Page 3 of 9 pages

CUSIP No. 808760102
--------------------------------------------------------------------------------
1.   Names of Reporting Persons.    Osmium Capital, LP
     I.R.S. Identification Nos. of above persons (entities only).
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [ ]
     (b) [X]
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization     Delaware
--------------------------------------------------------------------------------
Number of                  5.  Sole Voting Power                         0
Shares Bene-               -----------------------------------------------------
ficially owned             6.  Shared Voting Power                       194,069
by Each                    -----------------------------------------------------
Reporting                  7.  Sole Dispositive Power                    0
Person With:               -----------------------------------------------------
                           8.  Shared Dispositive Power                  194,069
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person    194,069
--------------------------------------------------------------------------------
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)    1.1%
--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)    PN
--------------------------------------------------------------------------------

                                Page 4 of 9 pages

CUSIP No. 808760102
--------------------------------------------------------------------------------
1.   Names of Reporting Persons.     Osmium Capital II, LP
     I.R.S. Identification Nos. of above persons (entities only).
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [ ]
     (b) [X]
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization     Delaware
--------------------------------------------------------------------------------
Number of                  5.  Sole Voting Power                         0
Shares Bene-               -----------------------------------------------------
ficially owned             6.  Shared Voting Power                       618,380
by Each                    -----------------------------------------------------
Reporting                  7.  Sole Dispositive Power                    0
Person With:               -----------------------------------------------------
                           8.  Shared Dispositive Power                  618,380
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person    618,380
--------------------------------------------------------------------------------
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)    3.4%
--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)    PN
--------------------------------------------------------------------------------

                                Page 5 of 9 pages

CUSIP No. 808760102
--------------------------------------------------------------------------------
1.   Names of Reporting Persons.     Osmium Spartan, LP
     I.R.S. Identification Nos. of above persons (entities only).
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [ ]
     (b) [X]
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization     Delaware
--------------------------------------------------------------------------------
Number of                  5.  Sole Voting Power                         0
Shares Bene-               -----------------------------------------------------
ficially owned             6.  Shared Voting Power                       87,139
by Each                    -----------------------------------------------------
Reporting                  7.  Sole Dispositive Power                    0
Person With:               -----------------------------------------------------
                           8.  Shared Dispositive Power                  87,139
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person    87,139
--------------------------------------------------------------------------------
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)    0.5%
--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)    PN
--------------------------------------------------------------------------------

                                Page 6 of 9 pages

Item 1.
(a)      The name of the issuer is Scientific Learning Corporation (the
         "Issuer").

(b) The principal executive office of the Issuer is located at 300 Frank H. Ogawa Plaza, Suite 600, Oakland, CA 94612. . .

Item 2.
(a) This statement (this "Statement") is being filed by John H. Lewis, the controlling member of Osmium Partners, LLC, a Delaware limited liability company ("Osmium Partners"), which serves as the general partner of Osmium Capital, LP, a Delaware limited partnership (the "Fund"), Osmium Capital II, LP, a Delaware limited partnership ("Fund II"), and Osmium Spartan, LP, a Delaware limited partnership ("Fund III") (all of the foregoing, collectively, the "Filers"). The Fund, Fund II and Fund III are private investment vehicles formed for the purpose of investing and trading in a wide variety of securities and financial instruments. Osmium Partners also manages accounts on a discretionary basis (the "Accounts"). The Fund, Fund II, Fund III and the Accounts directly own the common shares reported in this Statement (other than 500 shares owned directly by Mr. Lewis). Mr. Lewis and Osmium Partners may be deemed to share with the Fund, Fund II, Fund III and the Accounts (and not with any third party) voting and dispositive power with respect to such shares. Each Filer disclaims beneficial ownership with respect to any shares other than the shares owned directly by such Filer.

(b) The Principal Business Office of the Filers is 388 Market Street, Suite 920, San Francisco, California 94111.

(c) For citizenship information see item 4 of the cover sheet of each Filer.

(d)      This Statement relates to the Common Stock of the Issuer.

(e)      The CUSIP Number of the Common Stock of the Issuer is 808760102.

Item 3.  If this statement is filed pursuant to 240.13d-1(b), or 240.13d-2(b) or
         (c), check whether the person filing is a:
(a) [ ]  Broker or dealer registered under section 15 of the Act (15 U.S.C.
         78o).
(b) [ ]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c) [ ]  Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C.
         78c).
(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e) [ ]  An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
(f) [ ] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
(g) [ ] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
(h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j) [ ]  Group, in accordance with 240.13d-1(b)(1)(ii)(J);

Item 4.  Ownership.
See Items 5-9 and 11 on the cover page for each Filer, and Item 2. The percentage ownership of each Filer is based on 18,049,225 shares of Common Stock outstanding as of July 15, 2009, as reported on the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2009.

                                Page 7 of 9 pages

Item 5.  Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

         Not applicable.

Item 8.  Identification and Classification of Members of the Group

         Not applicable.

Item 9.  Notice of Dissolution of Group

         Not applicable.

Item 10. Certification

(a)      Not applicable.

(b) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                Page 8 of 9 pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 24, 2009

     John H. Lewis
     Osmium Partners, LLC
     Osmium Capital, LP
     Osmium Capital II, LP
     Osmium Spartan, LP

     By: /s/ John H. Lewis
         --------------------------------------
         John H. Lewis, for himself and as
         Managing Member of Osmium Partners,
         LLC, for itself and as General Partner
         of Osmium Capital, LP, Osmium Capital
         II, LP, and Osmium Spartan, LP



                                Page 9 of 9 pages

                                  EXHIBIT INDEX

Exhibit No.    Document
-----------    ----------------------

    1          Joint Filing Agreement

                                                                       Exhibit 1

                             JOINT FILING AGREEMENT


         In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock, par value $0.001 per share, of Scientific Learning Corporation, and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filing. In evidence thereof, the undersigned hereby execute this Agreement.

Dated:  August 24, 2009

                                       John H. Lewis
                                       Osmium Partners, LLC
                                       Osmium Capital, LP
                                       Osmium Capital II, LP
                                       Osmium Spartan, LP

                                       By: /s/ John H. Lewis
                                           -------------------------------------
                                           John H. Lewis, for himself and as
                                           Managing Member of Osmium Partners,
                                           LLC, for itself and as General
                                           Partner of Osmium Capital, LP, Osmium
                                           Capital II, LP and Osmium Spartan, LP